Exhibit to Accompany
Item 77c
From N-SAR
Lend Lease U.S. Real Estate Securities Fund


Results of a Special Meeting of Shareholders


A special meeting of the shareholders of the Trust was held on December 12, 2002.
The matters voted on by the shareholders of record as of October 31, 2002 and the results of the vote at the shareholder meeting held December 12, 2002 were as follows:

1. Proposal to approve a new Sub-advisory Agreement among Lend Lease Real Estate Investments, Inc., Lend Lease Funds and Lend Lease Rosen Real Estate Securities LLC.

FOR 1,591,910.184 AGAINST 1,026.461 ABSTAIN 1,845.437